P.O. Box 2600

Valley Forge, PA 19482

laura_bautista@vanguard.com

October 24, 2023
Lisa N. Larkin, Esq.	via electronic filing
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Whitehall Funds (The "Trust")

File No. 33"64845

Post"Effective Amendment No. 99 – Vanguard International Dividend Growth Fund

Dear Ms. Larkin,

This letter responds to your comments provided on October 5, 2023, to the above referenced post" effective amendment that was filed with the Commission on August 18, 2023. In this letter, Vanguard International Dividend Growth Fund, a series of the Trust, is referred to as the "Fund".

Prospectus:
Comment 1:	Principal Investment Strategies
Comment:	The Fund's name contains the word "Dividend." To satisfy Rule 35d"1, please add an 80% policy and 60"day notice period to the prospectus.
Response:	After careful consideration of the Staff's comment, the Trust respectfully maintains its position that Rule 35d"1 does not currently require the Fund to adopt a policy to invest at least 80% of its assets in dividend paying securities.
The Trust believes that the term "dividend" is similar to the term "income" and notes that the Staff clearly stated in its Frequently Asked Questions about Rule
35d"1 (December 4, 2001) ("Names Rule FAQ") that the term "income" would not subject a fund to Rule 35d"1. Notably, the Staff did not specifically address
"income" as being subject to Rule 35d"1 in the recent Investment Company Act of 1940 Release No. 35000 (September 20, 2023) ("Rule 35d"1 Adopting
Release") and the Names Rule FAQ remains relevant at the present time.
We continue to analyze the Rule 35d"1 Adopting Release and will consider, prior to the compliance date of the Rule 35d"1 Adopting Release, whether adoption of an 80% policy is appropriate for the Fund. However, at this time, the Fund will not adopt an 80% investment policy in dividend paying securities pursuant to
Rule 35d"1.
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P.O. Box 2600
Valley Forge, PA 19482
laura_bautista@vanguard.com

Comment 2:	Principal Investment Strategies
Comment:	The Staff notes that the prospectus indicates that the Fund will invest in stocks
"predominantly located in developed markets outside of the United States" and that the Fund's name contains the word "International." Please expressly describe and clarify how the Fund will invest its assets in investments in countries other than the U.S. For example, the Fund could include a policy that under normal market conditions, it would invest a significant amount of its assets (e.g., at least 40% of its assets), unless market conditions are not deemed favorable, at which time the fund would invest less (e.g., 30% of its assets), in companies organized or located in multiple countries outside of the U.S. or doing a substantial amount of business in countries outside of the U.S. Also, please explain how being organized or located in a country satisfies the expectation that the investments of the Fund be tied economically to a number of countries throughout the world. Refer to fn. 42 of Adopting Release for Rule 35d"1 under the Investment Company Act of 1940 ("Adopting Release" or "IC"24828").
Response:	The Adopting Release states that, although "global" and "international" funds, which are similar to "world" funds, are not subject to Rule 35d"1 under the
Investment Company Act of 1940, the terms "global" and "international"
connote diversification among investments in a number of different countries throughout the world. Footnote 42 of the Adopting Release explains that the
SEC expects that funds using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. The SEC Staff, in 2012, clarified that one way to satisfy this requirement would be for a fund to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States. We believe that the Fund's investment strategy conforms to the guidance found in the above footnote and other Staff guidance.
As disclosed under Fund Summary—Principal Investment Strategies, "(t)he Fund
invests primarily in stocks that tend to offer current dividends and are predominantly located in developed markets outside of the United States." We believe that the current disclosure is consistent with SEC and staff guidance concerning the use of the term "international" in the fund names.
Comment 3:	Principal Risks
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P.O. Box 2600
Valley Forge, PA 19482
laura_bautista@vanguard.com
Comment:	The Staff notes that the prospectus indicates that "significant investments in the consumer staples and health care sectors subject the Fund to proportionately higher exposure to the risks of these sectors." Consider adding a separate sector risk.
Response:	Sector risk disclosure for the consumer staples and health care sectors is currently disclosed as a principal risk in the Fund's prospectus under the subheading
"Manager risk".
Comment 4:	More on the Fund " Security Selection
Comment:	The disclosure states that "[i]f the Fund is required to limit its investment in a particular issuer, then the Fund may seek to obtain regulatory relief or ownership waivers." Please provide a plain English explanation of this sentence.
Response:	The disclosure has been updated accordingly.
Comment 5:	More on the Fund " Other Investment Policies and Risks
Comment:	The disclosure states that the "[t]he Fund may invest in foreign issuers through
American Depositary Receipts (ADRs), European Depositary Receipts (EDRs),
Global Depositary Receipts (GDRs), or similar investment vehicles." Please explain what is meant by "similar investment vehicles".
Response:	The disclosure has been updated accordingly.
Part C:
Comment 6:	Item 28. Exhibits
Comment:	For Item 28(i), explain why a legal opinion is not applicable.
Response:	A legal opinion was filed with the Trust's initial registration filing and consistent with Delaware law, the representations in the Trust's initial legal opinion are evergreen and applicable to each series, including the Fund, offered by the
Trust.

P.O. Box 2600

Valley Forge, PA 19482

laura_bautista@vanguard.com

Please contact me at anthony_coletta@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Anthony Coletta

Anthony V. Coletta

Assistant General Counsel

The Vanguard Group, Inc.

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